UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,

No. 44, Moscow Road, Qianwan Bonded Port Area,

Qingdao Pilot Free Trade Zone, China (Shandong)

Tel: +86 152 1005 4919

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of the 2024 Annual General Meeting

Akso Health Group, a Cayman Islands company (the “Company”) held its 2024 annual general meeting of shareholders (the “Meeting”) at 10:00 a.m. Beijing Time, on April 30, 2024, at Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building, No. 44, Moscow Road, Qianwan Bonded Port Area, Qingdao Pilot Free Trade Zone, China (Shandong). Holders of a total of 387,411,853 ordinary shares, out of a total of 440,051,460 ordinary shares issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of March 25, 2024. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Appointment Of Directors

As an ordinary resolution, the election of the five directors named in the proxy statement to hold office until the next annual meeting of shareholders or until his/her respective successor is elected and duly qualified has been approved and ratified.

For	Against	Abstain	Total
387,384,775	26,883	195	387,411,853

2. Ratification of the Appointment of Independent Auditor

As an ordinary resolution, the appointment OneStop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2025 has been approved and ratified.

For	Against	Abstain	Total
387,388,912	22,896	45	387,411,853

3. The Amendment to the Authorized Share Capital

As a special resolution, has been ratified and approved that an alteration to the share capital of the Company (together, the “Variation of Share Capital”), by:

●	re-designating and re-classifying 7,980,800 issued and outstanding ordinary shares of the Company, par value US$0.0001 each (the “Ordinary Shares”) held by Webao Limited as class B ordinary shares, par value US$0.0001 each (the “Class B Ordinary Shares”) on a 1:1 basis, and all other issued and outstanding Ordinary Shares as class A ordinary shares, par value US$0.0001 each (the “Class A Ordinary Shares”) on a 1:1 basis;

●	re-designating and re-classifying 492,019,200 authorized but unissued Ordinary Shares as Class B Ordinary Shares on a 1:1 basis; and

●

re-designating and re-classifying 4,500,000,000 authorized Ordinary Shares (including 320,770,660 issued and outstanding Ordinary Shares held by all shareholders other than Webao Limited) as Class A Ordinary Shares on a 1:1 basis, such that following such Variation of Share Capital, the authorized issued share capital of the Company will be changed from US$500,000 divided into 5,000,000,000 ordinary shares, par value US$0.0001 each, to US$500,000 divided into 4,500,000,000 Class A ordinary shares, par value US$0.0001 each and 500,000,000 Class B ordinary shares, par value US$0.0001 each, in each case having the respective rights and privileges and being subject to the restrictions set out in the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) to be adopted pursuant to Proposal No. 4 below.

For	Against	Abstain	Total
386,748,223	662,595	1,035	387,411,853

4. Approval of Amended M&A

As a special resolution, the existing memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company, has been approved and ratified

For	Against	Abstain	Total
386,751,052	660,006	795	387,411,853

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
Date: May 2, 2024	Name:	Yilin (Linda) Wang
	Title:	Chief Executive Officer

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